U.S SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                 NOTIFICATION OF LATE FILING

                                          FORM 12b-25

Sec. File Number  000-23236         Cusip Number ________________________

                                          [Check One]
 [ X] Form  10-KSB [ ] Form 20-F [ ] Form 11-K [ X ]Form  10-Q [ ] Form N-SAR

                      For the Period Ended:    December 31, 1996

                      [ ] Transition  Report on Form 10-K
                      ( ] Transition  Report on  Form  20-F
                      [ ] Transition  Report  on  Form  11-K
                      [ ] Transition  Report on Form 10-Q
                      [ ]  Transition  Report on Form N-SAR

                      For            the            Transition            Period
                   Ended_____________________________ Read Instructions [on back page] Before Preparing Form.
                                     Please Print or Type
          Nothing in this form  shall be  constructed  to imply that the
                          Commission  has  verified  any  information  contained
                          herein
          If  the  notification  relates  to a portion of the filing checked above, identify the Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION
Full Name of Registrant       MASTER GLAZIER'S KARATE INTERNATIONAL, INC.
Former Name if Applicable
Address of Principal Executive Office [Street and Number]
PISCATAWAY CENTER, 337 HOES LANE City, State and Zip Code PISCATAWAY, NEW JERSEY 08854 PART II - RULES 12b-25[b] and [c]
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                                  [Check box if appropriate]

        [a] The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        [c] The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25[c] has been attached if applicable.






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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed] The Company has not been able to compile the requisite financial data necessary to enable it to have sufficient time to complete the Company's financial statements by March 31, 1997, which is the required filing date for the Company's quarterly report on Form 10-KSB, without unreasonable effort and expense. PART IV - OTHER INFORMATION
        [1] Name and telephone number of person to contact in regard to this notification

            Mark Glazier                         908                   981-0077
              [Name]                        [Area Code]          [Telephone No.]

        [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s][ X] Yes [ ] No

            --------------------------------------------------------------------

        [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                         MASTER GLAZIER'S KARATE INTERNATIONAL, INC.
                         [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        March 27, 1997                             By: /s/Mark Glazier
                                                           Mark Glazier
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION
                  Intentional misstatements or omissions of fact constitute
                       Federal Criminal Violation [See 18 U.S.C. 1001]

                                     GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.



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                                                                 EXHIBIT A

                                     MOORE STEPHENS, P.C.
                                 CERTIFIED PUBLIC ACCOUNTANTS
                                340 NORTH AVENUE EAST, SUITE 6
                                CRANFORD, NEW JERSEY 07016-2461






                                 March 27, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         We are retained by Master Glazier's Karate International, Inc. as independent certified public accountants to report on the financial statements at December 31, 1996 and for the fiscal years then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the extensive period of time and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 31, 1997 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                                  Very truly yours,





                                                  MOORE STEPHENS, P.C.





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                          MASTER GLAZIER'S KARATE INTERNATIONAL, INC.
                            PART IV[3] - NARRATIVE FOR FORM 12B-25



Explanation:

On December 17, 1996 and January 10, 1997, the Company entered into Asset Purchase Agreements relating to the sale of substantially all of the assets of five of the Company's wholly-owned subsidiaries. In consideration for these assets, the Company will receive $505,000 consisting of $225,000 in cash and $280,000 in promissory notes.

The transaction will have a significant impact on the Company's financial statements.


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